SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 2nd, 2007

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35
4056 Basel
Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ❑	No: ☒

Novartis International AG
Novartis Global Communications
CH-4002 Basel
Switzerland
http://www.novartis.com

- Investor Relations Release -

Novartis completes divestment of Medical Nutrition business

Basel, July 2, 2007 – Novartis has completed the sale of its Medical Nutrition business to Nestlé for USD 2.5 billion, one of the final steps in a divestment program to focus the Group’s strategy on healthcare with pharmaceuticals at the core.

In the final step, the announced divestment of the Gerber baby foods business to Nestlé for USD 5.5 billion is expected to be completed this year.

After these divestments, all Novartis businesses activities will be concentrated on healthcare, areas where the Group has expertise and synergies in addressing the needs of patients and customers. These include innovative pharmaceuticals for human and animal health, vaccines, generics and consumer health products such as over-the-counter (OTC) brands and diagnostics.

Disclaimer

The foregoing release contains forward-looking statements which can be identified by the use of terminology such as “expected”, “will”, or similar expressions, or by express or implied discussions regarding the expected completion of the divestment of Novartis’ Gerber baby foods business to Nestlé, and the potential impact of the divestment of Medical Nutrition and Gerber on Novartis’ net sales, operating income and net income. Such forward-looking statements reflect the current views of Novartis regarding future events and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that Novartis will successfully complete the sale of Gerber to Nestlé.   Neither can there be any guarantees that the Novartis Group will achieve any particular levels of net sales, operating income or net income. In particular, management’s expectations could be affected by, among other things, unexpected regulatory actions or delays or government regulation generally; unexpected clinical trial results, including additional analysis of existing clinical data and new clinical data; the company’s ability to maintain patent or other proprietary intellectual property protection; increased government, industry, and general public pricing pressures; competition in general; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About Novartis

Novartis AG (NYSE: NVS) is a world leader in offering medicines to protect health, cure disease and improve well-being. Our goal is to discover, develop and successfully market innovative products to treat patients, ease suffering and enhance the quality of life. We are strengthening our medicine-

based portfolio, which is focused on strategic growth platforms in innovation-driven pharmaceuticals, high-quality and low-cost generics, human vaccines and leading self-medication OTC brands. Novartis is the only company with leadership positions in these areas. In 2006, the Group’s businesses achieved net sales of USD 37.0 billion and net income of USD 7.2 billion. Approximately USD 5.4 billion was invested in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 100,000 associates and operate in over 140 countries around the world. For more information, please visit http://www.novartis.com.

# # #

Novartis Media Relations

John Gilardi
Novartis Global Media Relations
+41 61 324 3018 (direct)
+41 79 596 1408 (mobile)
john.gilardi@novartis.com

e-mail: media.relations@novartis.com

Novartis Investor Relations

International		North America
Ruth Metzler-Arnold	+41 61 324 7944	Ronen Tamir	+1 212 830 2433
Katharina Ambühl	+41 61 324 5316	Jill Pozarek	+1 212 830 2445
Nafida Bendali	+41 61 324 3514	Edwin Valeriano	+1 212 830 2456
Jason Hannon	+41 61 324 2152
Thomas Hungerbuehler	+41 61 324 8425
Richard Jarvis	+41 61 324 4353

e-mail: investor.relations@novartis.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: July 2nd, 2007	By:	/s/ MALCOLM B. CHEETHAM

	Name:	Malcolm B. Cheetham
	Title:	Head Group Financial
Reporting and Accounting